Andrew D. Myers

December 28, 2006

VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
100 F Fifth Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds Assistant Director Division of Corporation Finance
Re:	Geneva Acquisition Corporation Amendment No. 4 to Registration Statement on Form S-1 Registration Statement File No. 333-135419

Dear Mr. Reynolds:

        Geneva Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 4 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 4 marked to show the changes made from Amendment No. 3 to the Registration Statement on Form S-1 which was filed with the Commission on November 27, 2006. We appreciate your observations and assistance in reviewing the Registration Statement. The changes reflected in Amendment No. 4 are intended to respond to the comments set forth in your letter dated December 21, 2006 (the "Comment Letter"). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references in the responses below are to the pages in the Prospectus included in Amendment No. 4 to the Registration Statement filed with the Commission on this date.

Use of Proceeds

1.    Comment:    We note your disclosure on page one that, "[o]ur initial business combination must be with one or more target businesses whose combined fair market value is at least equal to 80% of our net assets...at the time of such acquisition." Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or business.

      Response:    The Company may acquire less than 100% of a target in an initial business combination. In such an event, the value of the interest acquired must equal or exceed 80% of the Company's net assets and in all instances the Company must acquire at least a controlling interest in the target. The Company has clarified on page 2 that the definition of a "business combination" is the acquisition of no less than a controlling interest in a target company. The restriction that any business combination equal or exceed 80% of the Company's net assets would therefore apply throughout the prospectus wherever this requirement is discussed. The Company included a specific disclosure to such effect in the second full paragraph on page 39 and has clarified the disclosure in the carryover paragraph beginning on page 41.

direct 617-589-3835 direct fax 617-305-3102
 email amyers@davismalm.com

Securities and Exchange Commission
December 28, 2006

2.    Comment:    We note your references throughout the registration statement to "private equity firms." Please discuss in an appropriate place in the registration statement whether the company may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from the private equity firms identified in the registration statement or an affiliate thereof; and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's length basis, including but not limited to whether the company will seek to obtain an independent fairness opinion from an unaffiliated investment bank with respect to such a transaction. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company's existing stockholders or officers and directors.

      Response:    The Company is not restricted from acquiring an entity that is a portfolio company of, or which has received an investment from, a private equity firm identified in the registration statement or an affiliate thereof. The Company has added a risk factor beginning on page 21 to state that in the event the Company considers a transaction with an entity affiliated with a director, the Company would establish a special committee consisting of disinterested members of its board of directors to oversee the negotiations and to evaluate and vote upon such transaction. In addition, in the event the Company pursued a business combination with a target business affiliated with an officer, director or initial stockholder, the Company would obtain an opinion from an independent investment banking firm that the transaction is fair from a financial perspective to the Company's unaffiliated stockholders. The Company has also disclosed in such risk factor that it has not identified any affiliated company as a potential target acquisition. The Company has added similar disclosure under "Management—Conflicts of Interest" on page 58.

Risk Factors, page 14

3.    Comment:    Please add a risk factor that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

      Response:    The Company has expanded its first risk factor on page 14 to disclose that its independent public accountant expresses substantial doubt as to the Company's ability to continue as a going concern.

4.    Comment:    Please clarify in the last risk factor on page 17 and throughout the document the obligation of the company to bring a claim against Messrs. McGrath, Rousseau, Hancock, Zaic, Pica and Dr. Snape. Revise similar disclosure on page 44. Explain whether Geneva would have to bring a claim against these individuals to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

      Response:    The Company has clarified in the carryover risk factor beginning on page 17 and in the first paragraph on page 45 that the Company's board of directors would have a fiduciary obligation to its stockholders to bring a claim against Messers. McGrath, Rousseau, Hancock, Zaic, Pica and Snape if they failed to satisfy their indemnification obligations. In addition, the Company has clarified that its stockholders would have a right to bring a derivative action to compel the Company to initiate a claim for indemnification against such individuals in the event the board of directors did not do so.

Securities and Exchange Commission
December 28, 2006

Proposed Business, page 37

Sources of Target Businesses, page 39

5.    Comment:    Please discuss whether the company, or any of its officers, directors and shareholders, has had any discussions with affiliates of the officers, directors, or shareholders of the company, regarding a possible business combination between the company and another entity. If so, please discuss the nature of these discussions, including any possible targets and/or understandings between the company, or its officers, directors and shareholders, and the affiliates of the officers, directors and shareholders of the company regarding a possible business combination with the company and another business.

      Response:    The Company has disclosed on page 39 that neither the Company nor any of its officers, directors and initial stockholders has had any discussions with affiliates of the officers, directors, or shareholders of the Company regarding a possible business combination between the Company and another entity.

6.    Comment:    Clarify whether you have formally or informally informed any entity that you are in registration with the understanding that they may commence searching for targets prior to the effectiveness of the registration statement. Clarify your policy regarding any opportunities that third parties may be aware of prior to the completion of the IPO.

      Response:    The Company has added disclosure on page 39 that it has not formally or informally informed any entity that it is in registration with the understanding that they may commence searching for targets prior to the effectiveness of the registration statement on the Company's behalf. The Company has clarified its policy on page 39 that although it has not entered into any agreements, arrangements or understandings with respect to a business combination, or with a third party to search for a business combination on the Company's behalf, nor entered into any contact or discussions with respect to a business combination with the Company or engaged in efforts to locate a target business; it would not be restricted from pursuing a business opportunity that may exist, or of which a third party may be aware, prior to the completion of the Company's IPO.

        Please contact William F. Griffin, Jr. or the undersigned if you have any questions on the foregoing or the accompanying Amendment No. 4. We appreciate your attention to this matter.

Very truly yours, Andrew D. Myers

ADM:jcn
Enclosures

cc:
Mr. Vincent Pica II
John F. Rousseau, Esquire
Mr. James McGrath
David Miller, Esquire
William F. Griffin, Jr., Esquire